

Mail Stop 3030

June 3, 2016

Via E-Mail
John P. Williamson
Chief Executive Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

Re: **Atkore International Group Inc.**
Amendment No. 4 to Registration Statement on Form S-1
Filed May 31, 2016
File No. 333-209940

Dear Mr. Williamson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2016 letter.

Underwriting, page 150

1.   Please complete the blank in the second paragraph on page 151. Also, please tell us which provision of which exhibit to this registration statement includes the underwriters' agreement mentioned in that paragraph.

Exhibit 1.1

2.   Please file the complete agreement, including all annexes.

John P. Williamson
Atkore International Group Inc.
June 3, 2016
Page 2

Exhibit 5.1

3.   Given that clause (b) in the second paragraph of exhibit 5.1 addresses counsel's reliance
        on the individuals mentioned in clause (a) for factual matters, clause (a) appears to
        indicate that counsel is relying on the individuals for purposes other than factual matters.
        Please provide us your analysis of why such reliance for purposes other than factual
        matters is necessary and appropriate for the opinion required to be filed by Regulation
        S-K Item 601(b)(5). For guidance, please see Section II.B.3.a of Staff Legal Bulletin No.
        19 (October 14, 2011) available on the Commission's website.

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant,
at (202) 551-3605 if you have questions regarding comments on the financial statements and
related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with
any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Paul M. Rodel, Esq.
    Debevoise & Plimpton LLP